January 29, 2020

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, China Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, Shaanxi, China 710075

       Re: Future FinTech Group Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 11, 2019
           File No. 001-34502

Dear Mr. Xue:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Jeffrey Qiong Li, Esq.